Exhibit 1.02 to Form SD

NeoPhotonics Corporation

Conflict Minerals Report

For the reporting period from January 1, 2013 to December 31, 2013

This Conflict Minerals Report (this “Report”) of NeoPhotonics Corporation (the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2013 to December 31, 2013. The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture a product and any mineral specified in the Rule is necessary for the functionality or production of such products. The specified minerals, which we collectively refer to in this Report as the “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. As described in this Report, certain of the Company’s operations manufacture, or contract to manufacture, products, and the Conflict Minerals are necessary for the functionality or production of those products.

Description of the Company’s products covered by this Report

This Report relates to products: (i) for which Conflict Minerals are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during the calendar year 2013.

The Company is a leading provider of optical components, modules and subsystems based on PIC (photonic integrated circuit) technology that enable the delivery of video, voice and data over telecommunications, datacom, and cable TV networks. Our products, which are referred to in this Report collectively as the “Covered Products,” include electro-optical transceivers for telecom and datacom applications, optical semiconductor devices for amplication and modulation of optical signals, semiconductor lasers and laser assemblies for transmission and modulation of optical signals, passive optical devices for optical signal management, MEMS-based optical attenuation devices and optical receivers.

The Company’s Due Diligence Process

The Company has conducted a good faith reasonable country of origin inquiry regarding the Conflict Minerals in its Covered Products. This good faith reasonable country of origin inquiry was reasonably designed to determine whether any of the Conflict Minerals originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled scrap or scrap sources. The Company also exercised due diligence on the source and chain of custody of the Conflict Minerals in its Covered Products. The Company’s due diligence measures have been designed to conform in all material respects to the framework in the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”).

The Company has adopted a policy relating to Conflict Minerals (the “Conflict Minerals Policy”). The policy states that the Company is committed to working with our global supply chain to ensure compliance with the OECD Guidance and regulations promulgated by the SEC concerning Conflict Minerals. We also note in our statement that our supplier agreements include conflict mineral due diligence and reporting requirements. The Company will make best efforts to ensure that any direct sourcing by the Company of tin, tungsten, tantalum and gold will only be from DRC conflict-free sources, as defined in the Rule. As we become aware of instances where minerals in our supply chain potentially finance armed groups, as defined in the Rule, we will work with our suppliers to find alternate conflict-free sources. Our Conflict Minerals Statement is publicly available in the section on Social Responsibility under Corporate Citizenship on the Company’s website at www.neophotonics.com.

The Company’s supply chain with respect to the Covered Products is complex, and there are many third parties in the supply chain between the ultimate manufacturer of the Covered Products and the original sources of Conflict Minerals. In this regard, the Company does not purchase Conflict Minerals directly from mines, smelters or refiners. The Company must therefore rely on its direct suppliers to provide information regarding the origin of Conflict Minerals that are included in the Covered Products, including sources of Conflict Minerals that are supplied to them by sub-tier suppliers. Moreover, the Company believes that the smelters and refiners of the Conflict Minerals are best suited to identify the sources of Conflict Minerals, and therefore has taken steps to identify the applicable smelters and refiners of Conflict Minerals in the Company’s supply chain.

To enable compliance with the SEC’s regulations concerning Conflict Minerals, the Company has developed a process that is aligned with its Conflict Minerals Policy, and is documented in the Company’s controlled procedure entitled “Conflict Materials Management and Control Procedure”. The Company initiated a program to address the SEC’s conflict minerals requirements in early 2013, and has engaged Company resources from within the Quality, Environmental Management and Supply Chain Management organizations. This global activity is overseen by the Global Director of Environmental Compliance. Requests for information regarding Conflict Minerals were sent to all of the Company’s suppliers beginning in May 2013, using the EICC-GeSI Conflict Minerals Reporting Template, CMRT 2.03a (July 2013) available at the website: www.conflictfreesourcing.org/conflict-minerals-reporting-template (the “Conflict Minerals Survey”). The Company has also communicated its requirements to suppliers that the products they supply to the Company be compliant with its Conflict Minerals Policy.

To date, the Company has requested that 176 of its suppliers complete the Conflict Minerals Survey. A total of 53.4% of these suppliers have responded. Of the suppliers who responded, a total of 20.5% have reported no conflict mineral issues, meaning that they did not use any of the Conflict Minerals in the products they supply to the Company. The Company has reviewed and continues to review these responses to confirm that none of the Conflict Minerals are in the products supplied to the Company. An additional 8.5% of suppliers provided complete and acceptable responses meaning that they confirmed that they use at least one of the Conflict Minerals, and provided the names of their smelters from the EICC’s list of standard smelter names. The Company continues to review this list to confirm that the smelters are in the Company’s supply chain. A total of 24.4% of suppliers have provided an incomplete response. The Company is continuing to work with those suppliers who have not yet provided responses or have provided incomplete responses. Based on responses received to date, the Company has no reason to believe that any of our suppliers use Conflict Minerals which originate from the Covered Countries. The Company does not have any direct engagement with smelters or refiners, but has communicated the list of smelters provided in the Conflict Minerals Survey to assist suppliers in their investigations.

Given that the Company has received no information from suppliers supplying approximately 46.6% of the components containing Conflict Minerals in the Covered Products and due to the incomplete responses received from other suppliers, after exercising the due diligence described above, the Company was unable to determine the country of origin of the Conflict Minerals in the Covered Products or the facilities used to process the Conflict Minerals, including whether the Conflict Minerals were from recycled or scrap sources. Accordingly, the Company has reasonably determined that each of the Covered Products is “DRC conflict undeterminable,” as defined in the Rule.

The Company’s efforts to determine the facilities used to process any Conflict Minerals in our Covered Products, the country of origin of any Conflict Minerals in our Covered Products and the mine(s) or location of origin with the greatest possible specificity includes the use of the due diligence measures described above.

In the next compliance period, the Company will take the following steps to improve its due diligence and mitigate any risk that the Conflict Minerals in the Covered Products could benefit armed groups in the Covered Countries:

•	Follow up with suppliers who have not responded or have submitted incomplete responses to our Conflict Minerals Survey, clarify any issues and encourage responses;

•	Encourage our suppliers to implement responsible sourcing of Conflict Minerals;

•	Encourage our suppliers to obtain conflict-free designations from an independent, third party auditor for their smelters and refiners;

This Report is not audited as Form SD required by Rule 13p-1 under the Securities Exchange Act of 1934 provides that if a registrant’s products are “DRC conflict undeterminable” in 2013 or 2014, the registrant’s conflict minerals report is not subject to an independent private sector audit.

2